Collette Erickson
Farmer & O’Neill llp
ATTORNEYS AT LAW

235 PINE STREET, SUITE 1300
SAN FRANCISCO, CALIFORNIA 94104-2733
TELEPHONE (415) 788-4646  •  FAX (415) 788-6929  •  WWW.COLLETTE.COM

 October 27, 2010

VIA EDGAR AND OVERNIGHT COURIER
Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:        CoSine Communications, Inc.
Schedule 13E-3, Amendment No. 1, filed October 12, 2010 (File No. 5-60229)
Revised Preliminary Proxy Statement on Schedule 14A filed October 12, 2010 (File No. 0-30715)

Dear Ms. Kim:

On behalf of CoSine Communications, Inc. (the “Company”), we are transmitting for filing one copy of the Company’s revised Preliminary Proxy Statement on Schedule 14A (as revised, the “Revised Proxy Statement”), marked to show changes from the revised Preliminary Proxy Statement filed with the Securities and Exchange Commission (the “Commission”) on October 12, 2010. The Company is contemporaneously filing Amendment No. 2 to its Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on September 3, 2010 and amended by Amendment No. 1 thereto on October 12, 2010 (as amended, the “Amended Schedule 13E-3”).

The Revised Proxy Statement is being filed in response to comments received from the staff of the Division of Corporation Finance’s Office of Mergers and Acquisitions (the “Staff”) by letter dated October 14, 2010, with respect to the Proxy Statement and the Schedule 13E-3 (the “Comments”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Revised Proxy Statement and the Amended Schedule 13E-3.

Schedule 14A

1.
We note your responses to comments one and two in our letter dated September 30, 2010; however, we reissue our comments. We note that Mr. Howard, Steel Partners, L.P. and Steel Partners II, LP appear to control the issuer given their significant ownership percentage and board representation. In addition to the continued board representation, it appears that the Steel entities control the issuer's management given that Mr. Gibson serves as and will continue to be the sole officer by virtue of the services agreement pursuant to which the issuer pays a monthly fee to a Steel affiliate in return for Mr. Gibson's services as Chief Executive Officer, Chief Financial Officer, Secretary, Principal Executive Officer and Principal Accounting Officer. Furthermore, we note that it appears that the decision to conduct a going private transaction was made earlier in 2010 by "management" before the special committee was formed.

Peggy Kim, Esq.
United States Securities and Exchange Commission
October 27, 2010

In response to the Staff’s comment, the Company has revised Schedule 13E-3 to include Mr. Jack Howard, Mr. Terry Gibson, Steel Partners Holdings, L.P. and Steel Partners II, L.P. as additional filing persons.  In further response to the Staff’s comment, the Company has revised the Revised Proxy Statement to the additional disclosure as requested on pages 43 and 58, including a statement as to whether each additional filing person believes the Rule 13e-3 transaction is fair to unaffiliated security holders.

2.
We note your response to comment three in our letter dated September 30, 2010 and your revised disclosure. Please revise throughout your document to clarify the effect of the reverse stock split on your record holders and beneficial owners, rather than in terms of "registered stockholder," "Registered Stockholder Nominee," and "Record Holder Nominee." In this regard, please revise to state that beneficial owners who hold fewer than 500 shares in their own name as record holders will be cashed out in the reverse stock split. In addition, please revise to state that beneficial owners, whose nominees hold shares in an account with Cede & Co., will continue to hold common shares regardless of the number of shares held in street name, Please also revise throughout your document to clarify whether the following shareholders will also be cashed out in the reverse stock split:

•         Beneficial owners holding fewer than 500 shares in street name when their nominee, which is the record holder, holds fewer than 500 shares on an aggregated basis and the nominee does not hold the shares in an account with Cede & Co.

•         Beneficial owners holding fewer than 500 shares in street name, but their nominee, which is the record holder, holds more than 500 shares on an aggregated basis and the nominee does not hold the shares in an account with Cede & Co.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Revised Proxy Statement, where applicable.

Furthermore, in an appropriate location, please state whether a reverse stock split with this disparate treatment of beneficial owners who hold shares in their own name as opposed to those who hold shares in street name is permitted under state law.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on page 15 of the Revised Proxy Statement.

Effects of the Transaction, page 4

3.
We note that in the last bullet point you state that your directors, executive officer, and 10% stockholders collectively own 50.15% and their ownership will increase to 50.25%; however, according to the beneficial ownership table, these percentages should be 50.97% and 51.1%, respectively. Please revise throughout your document.

Peggy Kim, Esq.
United States Securities and Exchange Commission
October 27, 2010

The Company supplementally advises the Staff that the referenced bullet point and similar disclosures in the document calculated the percentage ownership of the Company’s directors, executive officer, and 10% stockholders based on the number of outstanding shares of the Company, whereas the percentage ownership of the Company’s directors, executive officer, and 10% stockholders contained in the beneficial ownership table percentages are based on the beneficial ownership of such persons and include those shares to which such persons have the right to acquire within 60 days of the date of such table through the exercise of stock options.

In response to the Staff’s comment, the Company has conformed the disclosure throughout the Revised Proxy Statement, where applicable, to reflect beneficial ownership rather than actual ownership. See pages 6, 15, 34 and 51 of the Revised Proxy Statement. For clarity, the Company supplementally advises the Staff that as such disclosures include all directors, executive officer, and 10% stockholders, the Company’s believes the referenced percentages should be 51.69% and 51.79% respectively, taking into account Steel’s beneficial ownership of 47.37 % and 47.46% respectively and the beneficial ownership of all directors and executive officers as a group of 4.32% and 4.33% respectively.

Background of the Transaction, page 22

4.
We note your response to comment nine in our letter dated September 30, 2010. Rather than referring to the treatment of "registered stockholders," please revise to clarify why the board decided to apply the reverse stock split only to common shares held by record holders who hold shares in their own name as opposed to those who hold common shares through a nominee.

In response to the Staff’s comment, the Company has revised the disclosure throughout the Revised Proxy Statement. See pages 1, 3, 15, 25, 26 and 27 of the Revised Proxy Statement.

Effects of the Transaction, page 28

5.	Please revise to clarify that the reverse stock split will mainly affect beneficial owners who hold fewer than 500 shares in their own name.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on pages 31, 32 and 34 of the Revised Proxy Statement.

Valuation Analysis of Financial Advisor, page 40

Shell Company Acquisition Review, page 43

6.
We note that Cassel Salpeter reviewed 44 transactions of publicly listed shell companies announced since January 2004. Please further describe the criteria for selecting the transactions, or identify the transactions. Please similarly revise to farther describe the criteria for selecting the minority interest transactions.

Peggy Kim, Esq.
United States Securities and Exchange Commission
October 27, 2010

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on pages 46 and 47 of the Revised Proxy Statement.

Prospective Financial Information, page 47

7.
We note your response to comment 15 in our letter dated September 30, 2010. If no financial forecasts or estimates were considered by Cassel, as stated in your response, then please explain the relevance and purpose of the two paragraphs in this subsection or revise.

The Company supplementally advises the Staff that the relevance and purpose of the Prospective Financial Information disclosure relates to the estimates of cost savings the Company expects to realize as a result of the proposed transaction, the calculation of which is based on past results and estimates of future costs.

Security Ownership of Certain Beneficial Owners, page 55

8.
In footnote 4, you state that Mr. Howard is the president of Steel Partners LLC, which has voting power over all 4,779,722 shares held by Steel Partners Holdings L.P. and Steel Partners II, LP. Please advise us as to why you believe Mr. Howard, as president of Steel Partners LLC, does not share, directly or indirectly, voting, investment or disposal power over the shares held by Steel Partners Holdings L.P. and Steel Partners LLC.

The Company supplementally advises the Staff that the Company has been advised by legal counsel for Steel Partners LLC that the operating agreement for Steel Partners LLC expressly provides that all voting, investment and disposal power over the shares of Steel Partners Holding L.P. and Steel Partners II, L.P. is held solely by the Manager of Steel Partners LLC, Warren Lichtenstein, and that Mr. Howard has no authority to vote, invest or dispose of such shares.

Past Contacts, Transactions, Negotiations and Agreements. page 60

9.	We note the disclosure about the affiliated party transactions on page 44. Please revise to include all the information required by Item 1005(a) of Regulation M-A, or advise us.

In response to the Staff’s comment, the Company has provided the additional disclosure as requested on pages 61 and 62 of the Revised Proxy Statement.

Peggy Kim, Esq.
United States Securities and Exchange Commission
October 27, 2010

Disclaimer

10.
Please remove the statement in the first sentence that the analysis spreads are "solely for use by the Independent Committee...," as inconsistent with the disclosure relating to the report. Alternatively, advise us of the basis for Cassel Salpeter's belief that shareholders cannot rely upon the report to support any claims against Cassel Salpeter arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with Cassel Salpeter). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law, Further, state that the availability of such state-law defense to Cassel Salpeter would have no effect on the rights and responsibilities of either Cassel Salpeter or your board of directors under the federal securities laws, Refer to section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

In response to the Staff’s comment, the Company has revised the Disclaimer to remove the term “solely.”

* * * * * * * *

Please fax any additional comment letters concerning the Revised Proxy Statement or Amended Schedule 13E-3 to (415) 788-6929 and direct any future questions or comments concerning the Revised Proxy Statement and Amended Schedule 13E-3 or this response letter to either the undersigned or Andrew H. Pontious of this office, both at (415) 788-4646.

Very truly yours,

/s/Andrew H. Pontious

Andrew H. Pontious